November 6, 2015

Via EDGAR and Hand Delivery

Barbara C. Jacobs Assistant Director Office of Information Technologies and Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3628

Re:	Computer Sciences Government Services Inc.
Amendment No. 6 to Registration Statement on Form 10
File No. 001-37494

Dear Ms. Jacobs:

Computer Sciences Government Services Inc. (the “Company”) is electronically transmitting Amendment No. 6 (the “Amendment”) to the Registration Statement on Form 10, File No. 001-37494 (the “Registration Statement), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions required to update the disclosure contained in the Information Statement. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the previously filed Registration Statement.

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If you have any questions regarding the Registration Statement or this letter, please contact me at (703) 641-2237, Peter Harwich of Allen & Overy LLP at (212) 610-6471 or Paul Burns of Allen & Overy at (212) 756-1174.

Sincerely,

/s/ Lawrence B. Prior III
Lawrence B. Prior III
President and Chief Executive Officer

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Copies to:

U.S. Securities and Exchange Commission
Ms. Kathleen Collins
Mr. Gabriel Eckstein
Ms. Joyce Sweeney

Computer Sciences Corporation
William L. Deckelman, Jr.

Encls.

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